

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 9, 2017

Paul F. Blanchard Jr.
President and Chief Executive Officer
Panhandle Oil and Gas Inc.
Grand Centre Suite 300
5400 N Grand Blvd.
Oklahoma City, OK 73112

> **Re: Panhandle Oil and Gas Inc.**
> **Registration Statement on Form S-3**
> **Filed November 6, 2017**
> **File No. 333-221370**

Dear Mr. Blanchard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Beverly Vilardofsky
Phillips Murrah P.C.